                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 6 - K

                            P&O PRINCESS CRUISES PLC

                            REPORT OF FOREIGN ISSUER
                  PURSUANT TO RULES 13a - 16 OR 15d - 16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  January 2003

                                 Not Applicable
                 (Translation of registrant's name into English)

                      77 New Oxford Street, London WC1A 1PP
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

               Form 20-F      X                 Form 40-F  ______________
                          ---------

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                              Exchange Act of 1934.

               Yes                              No              X
                          _________                        ------------

This report on Form 6-K shall be deemed to be incorporated by reference into the prospectuses included in the registration statements on Forms S-4/F-4 filed by Carnival Corporation and P&O Princess Cruises plc on 10 January 2003 in respect of the (i) registration of P&O Princess shares in connection with the DLC transaction and Carnival shares in connection with the Partial Share Offer and
(ii) registration of the P&O Princess Cruises plc Special Voting Share and Carnival shares in connection with the DLC transaction, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    SIGNATURE

    Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            P&O PRINCESS CRUISES PLC

                 Date: January 9, 2003          By: /s/ Simon Pearce
                                                    ----------------------------

                                                Name: Simon Pearce
                                                Title: Company Secretary

P&O Princess
P&O Princess Cruises plc is a leading international cruise company with some of the strongest cruising brand names: Princess Cruises in North America; P&O Cruises, Swan Hellenic and Ocean Village in the UK; AIDA and A'ROSA in Germany; and P&O Cruises in Australia. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Panama Canal and other Exotic destinations. The current complement of 19 ships and two river boats in operation offer 31,130 berths and is set to grow in the next two years with the acquisition of two additional ocean cruise ships and the delivery of six new ocean cruise ships and two river boats on order. P&O Princess has approximately 20,000 employees worldwide and carried over one million passengers in 2001, generating a revenue of approximately $2.5 billion (approximately (pound)1.7 billion). Headquartered in London, P&O Princess' ordinary shares are quoted on the London Stock Exchange and as ADSs on the New York Stock Exchange (under the symbol "POC").

The directors of P&O Princess accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of P&O Princess (who have taken all reasonable care to ensure that such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Certain statements contained in this announcement are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to P&O Princess and its subsidiaries, including certain statements concerning profit forecasts, working capital, future results, strategies, plans and goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbours from liability provided by section 27a of the US Securities Act of 1933, as amended, and section 21e of the US Securities Exchange Act of 1934, as amended, which are part of the US Private Securities Litigation Reform Act of 1995. You can find many (but not all) of these statements by looking for words like "will", "may", "believes", "expects", "anticipates", "plans" and "estimates" and for similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause the statements, events or transactions described herein not to occur and/or P&O Princess' actual results, performance or achievements to differ materially from those expressed or implied in this announcement. These include, but are not limited to, economic and business conditions in general and, conditions in the cruise, travel and vacation industries in particular, including changes in industry cruise ship capacity and competition from other cruise ship operators and other vacation alternatives, safety and security concerns, incidents at sea, weather conditions, the political climate, fluctuations in interest rates, fluctuations in the price of oil, changes in the tax and regulatory regimes under which the company operates, capital expenditures, and factors impacting P&O Princess' international operations. In addition, the paragraph entitled "risk factors" in P&O Princess' annual report on form 20-F for the year ended 31 December 2001 filed with the US Securities and Exchange Commission contain important cautionary statements and a discussion of many of the factors that could materially affect the accuracy of the company's forward-looking statements and/or adversely affect its respective businesses, results of operations and financial position, which statements and factors are incorporated herein by reference.

Subject to any continuing obligations under applicable law or any relevant listing rules, P&O Princess expressly disclaims any intention or obligation to disseminate, after the date of this announcement, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney ("Schroder Salomon Smith Barney") is acting for P&O Princess and no one else in connection with the matters referred to herein and will not be responsible to any other person for providing the protections afforded to clients of Schroder Salomon Smith Barney or for providing advice in relation to the matters referred to herein.

                           P&O PRINCESS CRUISES PLC

Unaudited P&O Princess Cruises financial information for the nine months ended 30 September, 2002

   The interim financial information below has been extracted from P&O Princess Cruises' interim report for the nine months ended 30 September, 2002, which was published on 23 October, 2002, without material adjustment.

   In addition, a summary of differences between UK GAAP and U.S. GAAP for the nine months ended 30 September, 2002 and 2001 is presented below.

Summarised group profit and loss accounts
For the nine months ended September 30

                                                         2002         2001
                                                      (Unaudited)  (Unaudited)
                                                                      Restated
U.S.$m                                                                 note 1
Turnover (gross revenues)                                 1,956.2      1,965.7
                                                        ---------    ---------
Direct operating costs                                   (1,195.7)    (1,252.3)
Selling and administrative expenses                        (267.9)      (271.8)
Depreciation and amortisation                              (128.3)      (111.5)
                                                        ---------    ---------
                                                         (1,591.9)    (1,635.6)
                                                        ---------    ---------
Group operating profit                                      364.3        330.1
Share of operating results of joint ventures                  0.2          0.3
                                                        ---------    ---------
Total operating profit                                      364.5        330.4
Profit/(loss) on sale of fixed assets                         1.2         (1.9)
                                                        ---------    ---------
Profit on ordinary activities before interest               365.7        328.5
Net interest payable and similar items (note 2)             (55.5)       (44.3)
                                                        ---------    ---------
Profit on ordinary activities before taxation               310.2        284.2
Taxation                                                    (15.5)        82.6
                                                        ---------    ---------
Profit on ordinary activities after taxation                294.7        366.8
Equity minority interests                                    (0.1)          --
                                                        ---------    ---------
Profit for the period                                       294.6        366.8
                                                        =========    =========
Earnings per share
Basic earnings per share (cents)                             42.6         53.0
Diluted earnings per share (cents)                           42.3         53.0
Basic earnings per ADS                                  $    1.70    $    2.12
Diluted earnings per ADS                                $    1.69    $    2.12
Dividend per share (cents)                                    9.0          9.0
Dividend per ADS                                        $    0.36    $    0.36
Weighted average number of shares in issue (millions)
  Basic                                                     692.3        692.6
  Diluted                                                   697.2        692.6

               See accompanying notes to the financial statements.

                           P&O PRINCESS CRUISES PLC

Summarised group balance sheets
As at 30 September 2002 and 2001

                                                           As at        As at
                                                        30 September 30 September
                                                            2002         2001
                                                        (Unaudited)  (Unaudited)
                                                                       Restated
U.S.$m                                                                 (note 1)
Fixed assets
Intangible assets
   Goodwill                                                  121.2        116.1
Tangible assets
   Ships                                                   4,828.2      4,023.3
   Properties and other fixed assets                         248.5        248.8
                                                          --------     --------
                                                           5,076.7      4,272.1
   Investments                                                16.4         11.0
                                                          --------     --------
                                                            5214.3      4,283.1
                                                          --------     --------
Current assets
Stocks                                                        80.2         70.9
Debtors                                                      290.0        242.1
Cash at bank and in hand                                     211.0        140.5
                                                          --------     --------
                                                             581.2        453.5
Creditors: amounts falling due within one year              (898.9)      (755.8)
                                                          --------     --------
Net current liabilities                                     (317.7)      (302.3)
                                                          --------     --------
Total assets less current liabilities                      4,896.6      4,096.9
Creditors: amounts falling due after more than one year   (2,015.9)    (1,475.1)
                                                          --------     --------
                                                           2,880.7      2,621.8
                                                          ========     ========

Equity shareholders' funds                                 2,880.4      2,621.5
Equity minority interests                                      0.3          0.3
                                                          --------     --------
                                                           2,880.7      2,621.8
                                                          ========     ========

              See accompanying notes to the financial statements.

Summarised group cash flow statements
For the nine months ended 30 September

                                                                     2002        2001
                                                                     U.S.$       U.S.$
                                                                  (unaudited) (unaudited)
Net cash inflow from operating activities                            553.6       459.7
Returns on investments and servicing of finance                      (71.4)      (51.9)
Taxation                                                              13.7      (138.9)
Capital expenditure and financial investment
Purchase of ships                                                   (744.8)     (550.9)
Purchase of other fixed assets                                       (25.1)      (44.7)
Disposal of ships                                                       --        46.6
                                                                    ------      ------
Net cash outflow for capital expenditure and financial investment   (769.9)     (549.0)
                                                                    ------      ------
Disposal of investments                                                3.1          --
Equity dividends paid                                                (63.4)     (124.4)
                                                                    ------      ------
Net cash (outflow) before financing                                 (334.3)     (404.5)
                                                                    ------      ------
Net cash (outflow)/inflow from financing                             427.3       267.0
                                                                    ------      ------
Increase/(decrease) in cash in the period                             93.0      (137.5)
                                                                    ======      ======
Movement in net borrowings:
Net cash outflow before financing                                   (334.3)     (404.5)
Issues of stock                                                        2.3         0.2
Amortisation of bond issue costs                                      (1.4)       (1.2)
Exchange movements in borrowings                                    (104.0)       (7.4)
                                                                    ------      ------
Movement in net borrowings                                          (437.4)     (412.9)
                                                                    ======      ======

   Note: The prior year adjustment has no impact on the cash flow as previously reported for the period to 30 September 2001.


Reconciliations of movements in shareholders' funds

For the nine months ended 30 September                                                    2002         2001
                                                                                       (Unaudited)  (Unaudited)
                                                                                                    As restated
                                                                                         U.S.$m       U.S.$m
Profit for the period                                                                        294.6        366.8
Exchange movements                                                                            16.5        (37.9)
                                                                                           -------      -------
Total recognised gains and losses                                                            311.1        328.9
Dividends                                                                                    (62.4)       (63.2)
New shares issued                                                                              2.3          0.3
                                                                                           -------      -------
Net increase in shareholders' funds                                                          251.0        266.0
Shareholders' funds at beginning of period (originally U.S.$2,463.6m at 1 January 2001
  before deducting prior year adjustment of U.S.$108.1m)                                   2,629.4      2,355.5
                                                                                           -------      -------
Shareholders' funds at end of period                                                       2,880.4      2,621.5
                                                                                           =======      =======

              See accompanying notes to the financial statements.

                       NOTES TO GROUP FINANCIAL STATEMENTS

1. Prior Year Adjustment on implementation of FRS19:

   The Accounting Standards Board issued Financial Reporting Standard No. 19 'Deferred Tax' (FRS19) in December 2000. The standard is effective for accounting periods ending on or after 23 January 2002. The standard requires full provision to be made for deferred tax assets and liabilities arising from most types of timing difference between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Deferred tax assets are, however, only to be recognised to the extent that it is regarded as more likely than not that they will be recovered. P&O Princess Cruises has adopted the standard as of 1 January 2002 resulting in the restatement of comparative data from partial provisioning for deferred tax to the full provision basis.

   As a result of the implementation of FRS19, the balance sheet as at 31 December 2000 was restated to reflect full provision for deferred tax, an increase in deferred tax liabilities of U.S.$108.1 million. The tax credit for the comparative data '9 months to 30 September 2001' has been increased by U.S.$96.8 to reflect the elimination of the majority of future potential tax liabilities, upon P&O Princess Cruises' election to enter the UK tonnage tax regime. This is consistent with the elimination of the partially provided deferred tax in the 2001 audited financial statements. The net effect on net assets and shareholders' funds as at 30 September 2001 as a result of implementing FRS19 is a reduction of U.S.$11.3m.

2. Net interest and similar items comprise:

                                                                       Nine months to
                                                                        30 September
                                                           2002             2001
                                                        (Unaudited)      (Unaudited)
                                                               U.S.$m           U.S.$m
    Interest payable                                            (82.0)           (72.2)
    Interest receivable                                           4.0              4.5
                                                              -------          -------
                                                                (78.0)           (67.7)

    Less capitalised interest                                    22.5             23.4
                                                              -------          -------
    Net interest                                                (55.5)           (44.3)
                                                              =======          =======

3. Net borrowings comprise:
                                                      At 30 September  At 30 September
                                                           2002             2001
                                                        (Unaudited)      (Unaudited)
                                                               U.S.$m           U.S.$m
    Short term borrowings and overdrafts                         68.9             45.3
    Long term bank loans, issued loan notes and bonds         2,015.9          1,475.1
                                                              -------          -------

                                                              2,084.8          1,520.4
    Less: Cash                                                 (211.0)          (140.5)
                                                              -------          -------
    Net borrowings                                            1,873.8          1,379.9
                                                              =======          =======

4. Other creditors and provisions includes Advance Passage Money of U.S.$406.3 million at 30 September 2002, U.S.$323.6m at 30 September 2001, U.S.$337.1m at 31 December 2001).

5. As at 30 September 2002, P&O Princess had future capital commitments in respect of the two former Renaissance Cruises vessels R3 and R4 and its six ocean cruise ships and two river boats on order, of U.S.$2,300 million. On the assumption that Sapphire Princess (formerly to be named Diamond Princess) is delivered in 2004, of the total future capital commitment, U.S.$520 million is expected to be incurred in the remainder of 2002, U.S.$600 million in 2003 and U.S.$1,180 million in 2004.

   P&O Princess took delivery of the R3, which has been renamed Pacific Princess, and of the R4, which has been renamed Tahitian Princess, in October 2002. Both of these ships are being acquired through a lease purchase structure and will be accounted for as finance leases.

                            P&O PRINCESS CRUISES PLC

                            U.S. GAAP RECONCILIATION

Unaudited summary of differences between UK and U.S. GAAP for the nine months ended 30 September 2002.

   The P&O Princess interim financial information has been prepared in accordance with UK GAAP, which differs in certain material respects from U.S. GAAP.

   The following is a summary of the material adjustments to attributable profit (net income) and shareholders' funds which would have been required to adjust for significant differences between UK and U.S. GAAP.

Reconciliation of consolidated profit and loss account for the nine months ended 30 September 2002.

                                                                                             Note   2002
                                                                                                   U.S.$m
Attributable profit as reported under UK GAAP                                                       294.6
U.S. GAAP adjustments
 Depreciation                                                                                 (ii)    0.3
 Goodwill and contingent consideration                                                       (iii)    3.2
 Marketing and promotion costs                                                                (iv)   23.9
 Relocation costs                                                                              (v)   (0.9)
 Employee share incentives                                                                    (vi)    1.3
 Pensions                                                                                    (vii)   (4.1)
 Derivative instruments and hedging activities                                              (viii)   (5.1)
 Taxes                                                                                        (ix)   (2.1)
 Transaction costs                                                                            (xi)  (27.4)
                                                                                                    -----
Profit attributable to common shareholders in accordance with U.S. GAAP                             283.7
                                                                                                    =====
Earnings per share
Basic earnings per share (in cents)                                                                  41.0
                                                                                                    =====
Diluted earnings per share (in cents)                                                                40.7
                                                                                                    =====
Weighted average number of shares used in basic earnings per share calculation (millions)           692.3
                                                                                                    =====
Weighted average number of shares used in diluted earnings per share calculation (millions)         697.2
                                                                                                    =====

Reconciliation of consolidated shareholders' funds at 30 September 2002

                                                                    Note       2002
                                                                             U.S.$m
Shareholders' fund in accordance with UK GAAP                        (i)   2,880.7
Treasury stock                                                                (3.6)
                                                                         ---------
                                                                           2,877.1
U.S. GAAP adjustments
  Depreciation                                                      (ii)     (11.0)
  Goodwill and contingent consideration                            (iii)     (42.1)
  Marketing and promotion costs                                     (iv)     (60.8)
  Relocation costs                                                   (v)       1.1
  Pensions                                                         (vii)     (16.4)
  Derivative instruments and hedging activities                   (viii)     (11.7)
  Taxes                                                             (ix)      71.3
  Dividends                                                          (x)      20.8
  Transaction costs                                                 (xi)     (39.3)
                                                                         ---------
Shareholders' funds in accordance with U.S. GAAP                           2,789.0
                                                                         =========

   The differences in accounting treatment as a result of differences between UK GAAP and U.S. GAAP are noted below.

(i)Treasury stock

   Under UK GAAP, the Company's shares held by employee share trusts are included at cost in fixed asset investments and are written down to the amount payable by employees over the vesting period of the options. Under U.S. GAAP, such shares are treated as treasury shares and are included in shareholders' equity.

(ii)Depreciation

   Under UK GAAP, until 31 December 1999 certain freehold properties were not depreciated. Under U.S. GAAP, useful economic lives have been applied to these properties and a depreciation expense recorded based on these lives.

(iii)Goodwill and contingent consideration

   Under UK GAAP, if an acquirer can satisfy contingent consideration by the issue of shares at its option this element of the consideration is not a liability as there is no obligation to transfer future economic benefits. Consequently this element of the purchase price is accounted for within Shareholders' funds. Under U.S. GAAP, contingent consideration is not recognised until the consideration is settled.

   Under UK GAAP, P&O Princess amortises goodwill over its estimated useful life. Under U.S. GAAP, Financial Accounting Standard No. 142 required companies to stop amortising goodwill. The statement became effective for P&O Princess on 1 January 2002.

(iv)Marketing and promotion costs

   Under UK GAAP, marketing and promotion costs have been expensed over the period of benefit, not exceeding one year from the end of the year the cost is incurred. U.S. GAAP requires that these costs are expensed in the financial year incurred.

(v)Relocation costs

   The Group has accrued expenses relating to the relocation of employees which under UK GAAP are recognisable as liabilities. Under U.S. GAAP, these costs may not be recognised until incurred.

(vi)Employee share incentives

   The Executive Scheme

   Under UK GAAP the intrinsic value of shares or rights to acquire shares when the rights are granted, less contributions by employees, is charged in arriving at operating profit. If this forms part of a long term incentive scheme the charge in the profit and loss account is spread over the period to which the schemes' performance criteria relate, otherwise recognition occurs when shares or rights are granted. Under U.S. GAAP, compensation expense is recognised for the difference between the market price of the shares and the exercise price for performance and variable plans. The amount of compensation expense is adjusted each accounting period based on the share value of the stock for both types of plan and also upon the estimated achievement of the performance criteria for the performance plans, until the date at which the number of shares and the purchase price are known.

(vii)Pensions

   Under UK GAAP, pension costs include the regular costs of providing the benefits as a level percentage of current and expected future earnings of the employees covered. Variations from the regular pension costs are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

U.S. GAAP requires that the projected benefit obligation (pension liability) be compared with the market value of the underlying plan assets, and the difference may be adjusted to reflect any unrecognised obligations or assets in determining the pension cost or credit for the period. The actuarial method and assumptions used in determining the pension expense can be significantly different from those computed under UK GAAP. U.S. GAAP also requires the actuarial valuation to be prepared as at a more recent date than UK GAAP.

(viii)  Derivative instruments and hedging activities

Under UK GAAP, gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Under U.S. GAAP, Statement of Financial Accounting Standards No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities", as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. This statement became effective for P&O Princess on 1 January 2001.

(ix)    Taxes

Deferred tax

The Group adopted FRS 19 "Deferred Tax" on 1 January 2002 in its 30 June 2002 interim UK GAAP financial statements. This standard requires full provision to be made for deferred tax assets and liabilities arising from differences between the recognition of gains and losses in financial statements and their recognition in tax computations. A deferred tax provision of $11.3 million was made by prior year adjustment on adoption. Under U.S. GAAP, deferred taxes are accounted for on all temporary differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised.

Other taxes

The Group incurred income tax in the year ended 31 December 2001 as a result of a taxable gain on an intercompany transaction that was undertaken to maximise its tax efficiency. Under U.S. GAAP, income taxes paid on intercompany profits on assets remaining within the Group must be deferred. This deferred charge is being amortised over 25 years.

(x)     Dividends

Under UK GAAP, dividends are accounted for in the period to which they pertain, which may be earlier than the date of declaration. Under U.S. GAAP, dividends are accounted for in the period in which they are declared.

(xi)    Transaction costs

At the interim balance sheet date 30 September 2002, the P&O Princess board continued to recommend the dual listed combination with Royal Caribbean. Under UK GAAP it was expected that the proposed dual listed company transaction with Royal Caribbean would be accounted for using merger accounting principles with the costs of carrying out the combination being expensed to the profit and loss account when the combined group came into existence. Under U.S. GAAP it was intended that the proposed transaction would be accounted for using the acquisition method of accounting with P&O Princess being treated as the acquiree. The costs incurred by P&O Princess in carrying out the transaction were expensed to the profit and loss account as incurred.

On 25 October 2002 the P&O Princess board withdrew its recommendation for the Royal Caribbean transaction, and expensed the costs incurred in respect of this transaction in the fourth quarter under UK GAAP.

Management's Discussion and Analysis of third quarter results

Passenger cruise days in the third quarter were 12% higher than in the same quarter in 2001. In North America, Princess' passenger cruise days increased by 3% due to the introduction of Star Princess in February 2002, offset mainly by the transfer of Crown Princess (now A'ROSA Blu) to Germany. For Europe and Australia, passenger cruise days increased by 30% due to the introduction into the German market of AIDAVita in May 2002 and A'ROSA Blu in June 2002, and the two A'ROSA riverboats, offset by the ending of the charter of Arkona in February 2002. For the fleet as a whole, occupancy for the quarter was 102.0%, against 100.7% in the third quarter of 2001.

Net revenue yields, including onboard revenue, were 5% lower on a like for like basis than for the third quarter in 2001, in line with our guidance given on October 8. This was partially offset by favourable exchange movements, which resulted in the absolute change in yields being a decline of only 2%. Most of the reduction in yields was attributable to Princess and was significantly affected by the disruption to bookings from the events of September 11.

Turnover for the quarter increased by 4%, reflecting the increase in passenger carryings and favourable exchange rates offset by the lower net revenue yields and a lower air/sea mix for Princess.

Underlying unit costs were 7% lower than in the third quarter of 2001, with the full benefit being received from cost reduction initiatives taken during 2001 and fleet changes also reducing costs. On an absolute basis, the total of hotel and vessel costs and selling and administrative expenses fell by 3% taking into account exchange movements and higher fuel prices. In addition to the reduction in these costs, direct operating costs also fell due to the lower air/sea mix and lower commission costs resulting from the lower yields.

Total operating profit for the quarter was $204.7 million against $186.5 million in the third quarter of 2001, with the reduction in net revenue yields being more than offset by the combination of higher passenger carryings and lower unit costs. Interest costs increased to $20.5 million due to the higher borrowings after the deliveries of Star Princess and AIDAVita, partially offset by the benefits of lower interest rates.

Profit before tax for the quarter was $184.2 million, an increase of 7% over the third quarter of 2001. The tax rate was 5%. After tax, profits were $175.0 million against $162.9 million and earnings per share/ADS were 25.3c/$1.01 compared with 23.6c/$0.94 for the third quarter of 2001.

The dividend for the quarter will be 3.0c per share, payable on 17 December 2002 to shareholders on the register on 15 November 2002. Unless they have elected otherwise, ordinary shareholders will receive their dividend in sterling, converted at the exchange rate on 2 December 2002. Elections to receive dividends in US dollars must be made by 26 November 2002. Holders of ADSs will receive their dividend of $0.12 per ADS in US dollars.

On the balance sheet net borrowings were $1,873.8 million, broadly unchanged from the previous quarter end with operating cash inflows offsetting stage payments on ships under construction and other movements. The Group's liquidity, in the form of cash and committed undrawn facilities, remains approximately $700 million. In addition, the Group has export credit facilities totally $1.5 billion available to finance the newbuild programme.

Also included in the balance sheet, within prepayments, are $39 million of costs relating to the proposed merger with Royal Caribbean. If the transaction does not complete, these costs together with a further estimated $16 million of costs to be incurred, making a total of $55 million, would be written off. These figures do not include the break fee of $62.5 million payable to Royal Caribbean in certain circumstances, nor do they include further fees of approximately $25 million which are contingent upon a transaction completing with either Royal Caribbean or Carnival.

Management's Discussion and Analysis of results for the year to date

In the first three quarters of 2002, passenger cruise days increased by 12% over those in the first three quarters of 2001. Within this, Princess' passenger cruise days increased by 12%, due mainly to the introduction of Golden Princess in May 2001 and Star Princess in February 2002, partially offset by the transfer of Crown Princess to A'ROSA in June 2002. Europe and Australia's passenger cruise days grew by 11% mainly due to the introduction in Germany of AIDAVita in May 2002 and A'ROSA Blu in June 2002, offset by the ending of the charter of Arkona in February 2002.

Net revenue yields, including on board revenue, were 6% lower on a like for like basis than for the first three quarters of 2001. Underlying unit costs were 9% lower with savings being made in both direct operating costs and in selling and administration costs.

Total operating profit for the first three quarters was $364.5 million against $330.4 million in 2001. The interest charge increased to $55.5 million due to the increase in borrowings following the delivery of new ships, offset by lower interest rates. Profit before tax increased by 9% to $310.2 million.

The tax rate for the first three quarters of the year was 5%, in line with the rate originally reported for the first three quarters of 2001. As previously reported, the adoption of Financial Reporting Standard No. 19 `Deferred Tax' (FRS19) has resulted in a restatement of the 2001 comparatives which now include an additional one off credit of $96.8 million due to the entry into tonnage tax (see note 2).

After tax and minority interests, profits were $294.6 million against $270.0 million as originally reported for the first three quarters of 2001, restated to $366.8 million following the adoption of FRS19. Basic earnings per share/ADS were 42.6c/$1.70 compared with 39.0c/$1.56 as originally reported for the first three quarters of 2001, restated to 53.0c/$2.12.